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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           ---------------------------

                                   FORM 8-A/A

                                (AMENDMENT NO. 3)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  NORSTAN, INC.
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             (Exact name of registrant as specified in its charter)

               Minnesota                                41-0835746
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 (State of incorporation or organization)   (I.R.S. Employer Identification No.)

            1501 SHADY OAK ROAD
           MINNETONKA, MINNESOTA                           55343
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          (Address of principal                         (Zip Code)
          executive offices)


If this form relates to the               If this form relates to the
registration of a class of                registration of a class of
securities pursuant to                    securities pursuant to
Section 12(b) of the Exchange             Section 12(g) of the Exchange
Act and is effective upon                 Act and is effective upon
filing pursuant to General                filing pursuant to General
Instruction A. (c). please                Instruction A.(d)(2), please
check the following box / /               check the following box /X/

Securities Act registration statement file number to which this
form relates:     NOT APPLICABLE
               ------------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class              Name of Each Exchange on Which Each
to be so Registered              Class is to be Registered
---------------------            -----------------------------------------------
None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                          Common Stock Purchase Rights
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                                (Title of Class)


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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

      On May 17, 1988, the Board of Directors of Norstan, Inc. (the "Company") declared a dividend of one Right for each outstanding share of common stock of the Company to the shareholders of record at the close of business on June 13, 1988 (the "Record Date"). Effective as of April 1, 1998, the Company amended and restated the Agreement in its entirety to (i) provide for an extension of the term of the Agreement from May 17, 1998 to April 1, 2008; (ii) amend the definition of "Acquiring Person" to exclude therefrom certain Persons who may inadvertently have become Acquiring Persons as a result of various unrelated events; (iii) reduce certain triggering thresholds set forth in the Agreement for the determination of an Acquiring Person; (iv) establish a Distribution Date that is ten (10) Business Days, rather than ten (10) calendar days, subsequent to a triggering event; (v) provide for the elimination of certain self-dealing requirements prior to the time at which certain "Flip-In" provisions of the Agreement may be triggered; (vi) increase the adjusted Purchase Price following a "Flip-In" event from 25 percent of the then current market price of the Company's common stock to 50 percent of the then current market price of the common stock; (vii) provide for an exchange mechanism for each Right under certain instances; (viii) eliminate the "Continuing Director" concept throughout the Agreement; and (ix) increase the Purchase Price to $200. Effective as of February 28, 1999, the Company amended the Agreement to modify the definition of "Acquiring Person" to increase the permitted holdings of certain Persons who held greater than 10 percent of the Company's common stock as of February 28, 1999.

      Effective March 23, 2001, Section 11(a) (ii) of the Agreement was amended to express the adjustment mechanism set forth therein in terms of the number of shares purchasable pursuant to the exercise of a Right, rather than in terms of the purchase price for a share of the Company's common stock upon exercise of a Right.

      Except as set forth below, each Right entitles the registered holder to purchase from the Company one share of common stock, par value $.10 per share (the "common stock"), at a price of $200.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of


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April 1, 1998, as amended by that First Amendment, dated as of February 28,
1999, and that Second Amendment, dated as of March 23, 2001 (as so amended, the "Rights Agreement"), between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent.

      Pursuant to Rule 12b-15 promulgated under the Securities and Exchange Act of 1934, the following sets forth the complete text of "Item 1. Description of the Registrant's Securities to be Registered," of the Company's Form 8-A as filed with the Securities and Exchange Commission on May 24, 1988, as amended by the Form 8-A/A filed with the Securities and Exchange Commission on April 1, 1998, that certain Form 8-A/A-2 filed with the Securities and Exchange Commission on April 21, 1999, and as amended by this Form 8-A/A-3.

         Initially, the Rights are attached implicitly to all certificates representing shares of outstanding common stock, and no separate Right certificates will be distributed. Until the earlier to occur of ten (10) Business Days following (i) a public announcement that, without the prior consent of the Board of Directors, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of voting securities having 15 percent or more (or 18 percent or more if such person or group was the beneficial owner of voting securities having 10 percent or more of the voting power of the Company as of February 28, 1999) of the voting power of the Company (the "Stock Acquisition Date"), or (ii) the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons having beneficial ownership of voting securities having 15 percent or more (or 18 percent or more if such person or group was the beneficial owner of voting securities having 10 percent or more of the voting power of the Company as of February 28, 1999) of the voting power of the Company without the prior consent of the Board of Directors, (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the common stock certificates outstanding as of the Record Date, by such common stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with common stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock certificates issued after the Record Date upon transfer or new issuance of the common stock will contain a


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notation incorporating the Rights Agreement by reference. Until the Distribution
Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for common stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the common stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on April 1, 2008 unless earlier redeemed by the Company as described below.

      In the event that, at any time following the Distribution Date, any person becomes the beneficial owner of 15 percent or more (or 18 percent or more if such person was the beneficial owner of voting securities having 10 percent or more of the voting power of the Company as of February 28, 1999) of the then outstanding shares of common stock (an "Acquiring Person"), the holder of any Right which has not yet been exercised (except with respect to Rights held by the Acquiring Person, its Affiliates and Associates and certain transferees of the Acquiring Person or such Affiliates or Associates) will be entitled to receive, upon exercise of the Right at the then current Purchase Price, such number of shares of the Company's common stock equal to the result obtained by
(1) multiplying the then current Purchase Price by the number of shares of common stock for which a Right is then exercisable and (2) dividing that product by 50 percent of the then current market price per share of the Company's common stock as of the Stock Acquisition Date in question (such right being called the "Flip-In Right"). A majority of the Board of Directors (as determined in its discretion by the vote of a majority of the Directors then in office) may elect to distribute cash, other securities or other property in lieu of common stock to the Right holders upon the exercise of their Rights following any such event. In the event that, at any time following the Distribution Date, the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or in the event that 50 percent or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of


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the Right, common stock of the acquiring entity which has a value of two times the Purchase Price of the Right (such right being called the "Flip-Over Right"). The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises the Flip-In Right. Upon the occurrence of any of the events giving rise to the exercisability of the Flip-In Right, any Rights that are or were at any time owned by an Acquiring Person shall become null and void insofar as they relate to the Flip-In Right.

      For example, at a Purchase Price of $200 per Right, and assuming a current market price of $20.00 per share, if (i) any person becomes an Acquiring Person or (ii) the Company is the surviving corporation in a merger with an Acquiring Person in which the common stock is not converted or exchanged, each Right other than a Right owned by the Acquiring Person, would entitle its holder to purchase 20 shares of the Company's common stock for $200.00.

      If, following the Distribution Date, there occurs (i) a business combination with another entity in which the Company's common stock is converted or exchanged, or (ii) a sale of 50 percent or more of the Company's assets or earning power, each Right would entitle its holder to purchase $50 worth of the acquiring entity's stock for $25.

      The Purchase Price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Company's common stock, (ii) upon the grant to holders of the common stock of certain rights or warrants to subscribe for common stock or convertible securities at less than the current market price of the Company's common stock or (iii) upon the distribution to holders of the common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1 percent in the Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the common stock on the last trading date prior to the date of exercise.

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      At any time prior to the earlier to occur of (i) the tenth Business Day following a Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Board of Directors (as determined in its discretion by the vote of a majority of the Directors then in office) may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that (a) such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person, or (b) such redemption follows an event giving rise to, and the expiration of the exercise period for, the Flip-In Right, and at the time of such redemption, no Acquiring Person beneficially owns 15 percent or more (or 18 percent or more if such Acquiring Person was the beneficial owner of voting securities having 10 percent or more of the voting power of the Company as of February 28, 1999) of the voting power of the Company. The Company's right to redeem the Rights shall be reinstated if an Acquiring Person reduces his beneficial ownership to less than 5 percent of the then outstanding shares of the Company's common stock. The redemption of Rights described in the two preceding sentences shall be effective only as of such time when the Flip-In Right is not exercisable, and in any event, only after 10 Business Days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      Additionally, the Board of Directors (as evidenced by the vote of a majority of the Directors then in office) may also, at any time from and after a Stock Acquisition Date, exchange one share of common stock for each Right held by a shareholder other than the Acquiring Person during such time as the Acquiring Person holds any amount of common stock between 15 percent and 50 percent (or between 18 percent and 50 percent if such Acquiring Person was the beneficial owner of voting securities having 10 percent or more of the voting power of the Company as of February 28, 1999) of the then outstanding shares.

      Until a Right is exercised, it will not entitle the holder to any rights as a shareholder of the Company (other than those as an existing shareholder), including, without limitation, the right to vote or to receive dividends.

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      The terms of the Rights may be amended by the Board of Directors of the
Company (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights.

      The form of the Second Amendment to the Amended and Restated Rights Agreement between the Company and the Rights Agent is filed as Exhibit 4.1 to this Form 8-A/A-3. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  EXHIBITS

Exhibit No.                  Exhibit
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          4.1                Second Amendment to Amended and Restated Rights
                             Agreement, dated as of March 23, 2001, between the Company and Wells Fargo Bank Minnesota, N.A., as
                             Rights Agent.



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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment on Form 8-A/A-3 to be signed on its behalf by the undersigned, thereto duly authorized.

                                                 NORSTAN, INC.



                                                 By:   /s/  Scott G. Christian
                                                       -------------------------
                                                 Its: Chief Financial Officer

Dated: March 23, 2001


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